Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: cwiener@caneclark.com

August 9, 2006

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION-Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549-7010

Attention: Lilly Dang

Re:         Delta Oil & Gas Inc.
        Registration Statement on form 10-SB
Filed May 12, 2006
File No. 0-52001
Form 10-KSB for the fiscal year ended December 31, 2005
Filed April 17, 2006
File No. 333-82636
Form 10-QSB for the fiscal quarter ended March 31, 2006
Filed May 15, 2006
File No. 0-52001
____________________________________________________________________

We write on behalf of Delta Oil & Gas Inc. (“the Company”) in response to Staff’s letter of June 9, 2006 by Karl Hiller, Branch Chief of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-SB, Form 10-KSB for the fiscal year ended December 31, 2005, and Form 10-QSB for the fiscal quarter ended March 31, 2006 (the “Comment Letter”) and oral comments received in a conversation with Ms. Dang. On behalf of the Company, we have attached to this response letter revisions proposed to be included in the Amended Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 when all comments have been satisfied in your review process.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005
Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

6.     Since parts of your financial statements were audited by your prior auditors and your current auditors have placed reliance on the work of your prior auditors and made reference to that effect in their report, it will be necessary to include the audit report of your prior auditors in your filing to comply with Rule 2-05 of Regulation SA, provided that you are able to obtain their permission. If you include the audit report of your prior auditors in your filing, confirm for us that you have obtained permission and a reissuance of the report from your prior auditors. If you are unable to obtain permission and reissuance, other arrangements will need to be made; please advise us of any difficulties you have in this regard. Your prior auditors can refer to AU Sections 508.70 through 508.73 for further guidance on report reissuance.

In response to this comment, the Company will include the attached audit report of its prior auditors in the proposed Amended Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005. The attached audit report of the prior auditor has been revised to include the name of the prior auditor on the audit report. The Company discloses and confirms on a supplemental basis that it recevied the permission of the prior auditor for the reissuance of the report.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank you.

Sincerely,

/s/ Chad Wiener
Chad Wiener, Esq.
CANE CLARK LLP